13014561

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laurel Hill Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Robbins Lane Suite 201
(No. and Street)

Jericho	New York	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Greene & Co., CPA
(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM 3/12/13

OATH OR AFFIRMATION

I, John O' Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laurel Hill Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTINE L. EVANS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01EV6137613
Qualified in Nassau County
Commission Expires Dec. 5, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2012

Table of Contents

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members of

Laurel Hill Securities, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Laurel Hill Securities, LLC (the "Company") as of December 31, 2012, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laurel Hill Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

February 22, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

LAUREL HILL SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:

Cash	$ 40,067
Securities owned, not readily marketable at estimated fair value	25,000
Other assets	1,498
Total assets	$ 66,565

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accrued expenses	$ 8,000
Due to affiliates	2,096
Total liabilities	10,096
Members' equity	56,469
Total liabilities and members' equity	$ 66,565

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Laurel Hill Securities, LLC (the "Company"), a Delaware Company, focuses primarily on information agent functions, dealer manager tender offers, and limited investment banking activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. (FINRA). Through December 31, 2012 the Company did not carry or hold securities for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Revenue recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring advisory fees are recognized at the closing of the respective transaction.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

3. SECURITIES OWNED NOT READILY MARKETABLE

Securities owned not readily marketable include securities received in connection with investment banking advisory fees. During 2012, the Company reviewed such securities in lieu of a cash fee in the amount of $25,000.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2012, the Company had net capital of $29,971, which exceeded its requirement of $5,000 by $24,971. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2012, an affiliate charged the Company $25,152 of fees which represents allocated salaries, rent, communication and office expenses, which are classified as such on the accompanying statement of operations. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. As of December 31, 2012, the amount to due this affiliate for such charges was $2,096.

7. CONCENTRATION OF RISK

One client accounted for 100% of the Company's advisory fee income for the year ended December 31, 2012.

The Company's accounts are non-interest bearing and are fully insured by the FDIC.

8. FAIR VALUE

The FASB Accounting Standards Codification No. 820 ("ASC 820") *"Fair Value Measurements and Disclosures"* establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1		Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.
Level 2		Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets. • Quoted prices for identical or similar assets or liabilities in inactive markets. • Inputs other than quoted prices that are observable for the asset or liability. • Inputs that are derived principally from or corroborated by observable marked data by correlation or other means.
Level 3		Inputs to the valuation methodology are unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. FAIR VALUE *(continued)*

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2012:

	Level 2	Total
Securities not readily marketable	$25,000	$25,000
Total investments at fair value	$25,000	$25,000

There were no Level 1 or Level 3 assets as of December 31, 2012.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.